# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smithfield Foods, Inc., CIK 0000091388
CUSIP: 832248207
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 200 Commerce Street, Smithfield, Virginia (VA), 23430
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001620087

## Reporting persons
- WH Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 364,497,521; sole dispositive power 0; shared dispositive power 364,497,521; aggregate amount beneficially owned 364,497,521 (92.7% of the class)

## Item 1. Issuer
Name of issuer: Smithfield Foods, Inc.
Address of issuer's principal executive offices: 200 Commerce Street, Smithfield, Virginia 23430

## Item 2. Person Filing
Name of person filing: WH Group Limited
Address of principal business office or, if none, residence: RM 7602B-7604A, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 364,497,521 shares of Common Stock. This number reflects 364,497,521 shares of Common Stock, no par value ("Common Stock"), held directly by SFDS UK Holdings Limited, of which WH Group Limited (the "Reporting Person") is the indirect sole shareholder.
Percent of class: 92.7%, calculated based on a total of 393,112,711 shares of Common Stock outstanding as of April 28, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 364,497,521
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 364,497,521

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- WH Group Limited: /s/ Long Wan, Long Wan, Executive Director and Chairman (05/15/2025)